Exhibit 23.1

Sonic Solutions Independent Auditors’ Consent–KPMG LLP

The Board of Directors

Sonic Solutions:

We consent to the use of our report dated May 1, 2003, with respect to the balance sheets of Sonic Solutions as of March 31, 2003 and 2002, the related statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2003, and the related financial statement schedule for each of the years in the three-year period ended March 31, 2003, incorporated herein by reference and to the reference to our firm under the heading “Experts.”

/s/    KPMG LLP

San Francisco, California

September 17 , 2003